Filed by British American Tobacco p.l.c.
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Reynolds American Inc.
Commission File No.: 001-32258

SPEECH BY RICHARD BURROWS, CHAIRMAN, AT THE BRITISH AMERICAN TOBACCO p.l.c.
ANNUAL GENERAL MEETING ON 26 APRIL 2017

Good morning ladies and gentlemen.

Welcome to the 2017 British American Tobacco Annual General Meeting.

This is the eighth year that I have had the honour to chair our AGM and it is a pleasure to welcome you here today and to see so many familiar faces.

All of your directors are here today, apart from Dr Gerry Murphy who is unable to attend.

In my remarks in the Annual Report, I state that 2016 has been a “vintage” year and, I hope you will agree, the results speak for themselves.

In spite of challenging trading conditions persisting across a number of our Key Markets, including an ever-growing illicit segment, Group revenue was up by 6.9 per cent at constant rates of exchange, earnings per share grew by 10.4 per cent and adjusted profit from operations grew by 4.1 per cent.

You will be voting today on an increased dividend of 118.1p per share, which will take the total dividend for 2016 to 169.4p – an increase of ten per cent on 2015.

This reflects the strong confidence the Board has in our business and future prospects.

You will also note from this morning’s announcement that we will be moving to payment of quarterly dividends in 2018, providing shareholders with a more regular dividend payment throughout the year.

I would like to assure shareholders that they will be paid exactly the same amount as they would have been under our dividend policy with the old, twice yearly payment system.

In the combustible category, cigarette volume for the full year was up 0.2 per cent.

This was considerably better than the industry, which we estimate was down around three per cent for the year.

Overall market share in our Key Markets increased by 50 basis points, powered by the continuing momentum of our five Global Drive Brands: Dunhill, Kent, Lucky Strike, Pall Mall and Rothmans.

These brands have substantial international appeal, are highly recognisable and are continuing to deliver for adult consumers through innovations, quality and taste.

In 2016, they saw volume growth of an impressive 7.5 per cent and total market share growth of 100 basis points.

Our Global Drive Brands continue to play a key role in your Company’s growth strategy and now account for 49 per cent of Group cigarette volume, up from 32 per cent in 2011.

In 2016, we also made significant progress in the Next Generation Products category.

We are now one of the largest vapour businesses in the world outside of the US, with vapour products in ten markets worldwide.

We envisage doubling our market footprint in 2017 – to around 20 markets, in regions like Asia, EEMEA and the Americas – and aim to double this again in 2018.

In December 2016, we launched our Vype Pebble product in the UK and Italy, and opened our first flagship store in Milan. Early signs are very encouraging.

Our Tobacco Heating Product, glo, was also launched in December 2016, in the city of Sendai in Japan and we also launched in Switzerland earlier this month.

Glo’s performance to date is exceeding expectations, gaining 6.5 per cent volume share in a leading convenience store chain in Sendai after only 18 weeks and is receiving excellent consumer feedback.

As I said last year, our ambition is to lead the Next Generation Products category worldwide and we are making progress in that endeavour.

Now, turning to current trading in 2017, what I can say today is that the business is performing very well and that trading is in line with our expectations.

As we said in February, the trading environment remains tough, with challenging conditions in a number of our Key Markets.

Much like last year, profit growth this year will be weighted towards the second half but I am confident of another good year of constant currency earnings growth.

Within the context of ‘delivering today, investing in tomorrow’ – the title of our Annual Report – it is clear that we are delivering results for shareholders today.

As for the future, you will no doubt be aware that in January this year we agreed the terms of a recommended offer by your Company to acquire the remaining 57.8 per cent of Reynolds American it does not already own.

Having received antitrust clearance in the US and Japan, and subject to your approval at a forthcoming shareholders’ General Meeting, this combination of our two great companies will create the global industry leader with the growth, scale and quality to drive continued sustainable profit growth and returns to shareholders.

Having been shareholders in Reynolds American since 2004, this deal presents an opportunity to enhance your Company’s position in the global tobacco and Next Generation Products industry.

It will create an organisation with a balanced presence in emerging markets, like those in Africa, and developed markets, like those in Europe, combined with direct access to the attractive US market.

It will also provide a unique portfolio of brands and Next Generation Product capabilities that can be leveraged on a global scale.

The Board believes that this deal represents an excellent opportunity for shareholders of both companies –  offering continued, sustainable profit growth and returns for shareholders in the enlarged Group long into the future.

Turning to the composition of your Company’s Board, I am delighted to welcome Dr Marion Helmes, who joined as a Non-Executive Director in August 2016.

Dr Helmes brings with her a wealth of international business skills and experience that includes recent senior executive roles at Celesio AG, the German healthcare and pharmaceutical company.

I would also like to thank Dr Gerry Murphy who will be standing down as a Non-Executive Director at the conclusion of this Annual General Meeting, having served eight years on the Board, and Christine Morin-Postel who retired on 6 December 2016, having served on the Board since 2007 and as Senior Independent Director since 2013.

Let me take this opportunity to thank them for their very valuable service over the years.

Following Christine’s retirement, Kieran Poynter became Senior Independent Director with effect from October 2016 and has taken over Christine’s role as Chair of the Audit Committee.

Finally, I would like to take this opportunity to say a special thank you to our Company Secretary, Nicky Snook, who will retire in July following ten years in the role.

Replacing Nicky will be Paul McCrory who was appointed as Company Secretary Designate with effect from the first of February 2017 and will become Company Secretary with effect from the first of May.

Ladies and gentlemen, before we move to the Resolutions, let me thank my fellow Directors on the Board, our Chief Executive, Nicandro Durante and his management team, and colleagues around the world for their outstanding contribution to delivering a vintage set of results in 2016.

It is through their hard work and dedication that your Company is so well placed to continue to generate growth for shareholders in the exciting years ahead.

Ladies and gentlemen, thank you for your attention.

G C W Cunnington
Deputy Secretary
British American Tobacco p.l.c.

26 April 2017

ENQUIRIES:

INVESTOR RELATIONS:		PRESS OFFICE:

Mike Nightingale Rachael Brierley Sabina Marshman	020 7845 1180 020 7845 1519 020 7845 1781	Anna Vickerstaff	020 7845 2888

Forward looking statements

Certain statements in this communication regarding the proposed merger of Reynolds and BAT (the “Proposed Transaction”), the expected timetable for completing the Proposed Transaction, the benefits and synergies of the Proposed Transaction, future opportunities for the combined company and any other statements regarding BAT’s, Reynolds’s or the combined company’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 21E of the United States Securities Exchange Act of 1934. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual future financial condition, performance and results to differ materially from the plans, goals, expectations and results expressed in the forward-looking statements and other financial and/or statistical data within this communication. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are uncertainties related to the following: whether the conditions to the Proposed Transaction will be satisfied and the Proposed Transaction will be completed on the anticipated timeframe, or at all; the failure to realize contemplated synergies and other benefits from the Proposed Transaction; the incurrence of significant costs and the availability and cost of financing in connection with the Proposed Transaction; the effect of the announcement of the Proposed Transaction, and related uncertainties as to whether the Proposed Transaction will be completed, on BAT’s, Reynolds’s or the combined company’s ability to retain customers, retain and hire key personnel and maintain relationships with suppliers and on their operating results and businesses generally; the ability to maintain credit ratings; changes in the tobacco industry and stock market trading conditions; changes or differences in domestic or international economic or political conditions; changes in tax laws and rates; the impact of adverse legislation and regulation; the ability to develop, produce or market new alternative products profitably; the ability to effectively implement strategic initiatives and actions taken to increase sales growth; the ability to enhance cash generation and pay dividends; adverse litigation and dispute outcomes; and changes in the market position, businesses, financial condition, results of operations or prospects of BAT, Reynolds or the combined company.

Additional information concerning these and other factors can be found in Reynolds’s filings with the U.S. Securities and Exchange Commission (“SEC”), including Reynolds’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and BAT’s Annual Reports, which may be obtained free of charge from BAT’s website www.BAT.com. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof and BAT undertakes no obligation to update or revise publicly any forward-looking statements or other data or statements contained within this communication, whether as a result of new information, future events or otherwise.

No statement in this communication is intended to be a profit forecast and no statement in this communication should be interpreted to mean that earnings per share of BAT or Reynolds for the current or future financial years would necessarily match or exceed the historical published earnings per share of BAT or Reynolds, respectively.

Additional information and where to find it

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC in connection with the Proposed Transaction. Any solicitation will only be made through materials filed with the SEC. Nonetheless, this communication may be deemed to be solicitation material in respect of the Proposed Transaction by BAT.

BAT intends to file relevant materials with the SEC, including a registration statement on Form F-4 that will include a proxy statement of Reynolds that also constitutes a prospectus of BAT. Investors and security holders are urged to read all relevant documents filed with the SEC (if and when they become available), including the proxy statement/prospectus, because they will contain important information about the Proposed Transaction. Investors and security holders will be able to obtain the documents (if and when available) free of charge at the SEC’s website, http://www.sec.gov, or for free from BAT at batir@bat.com / +44 (0) 20 7845 1000.  Such documents are not currently available.

Participants in solicitation

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC in connection with the Proposed Transaction. Nonetheless, BAT, and its affiliates and each of their directors and executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the holders of Reynolds common stock with respect to the Proposed Transaction. Information about such parties and a description of their interests are set forth in BAT’s 2016 Annual Report, which may be obtained free of charge from BAT’s website www.BAT.com and Reynolds’s annual report for the year ended December 31, 2016, which was filed on Form 10-K with the SEC on February 9, 2017 and Reynolds’s Form 10-K/A, which was filed with the SEC on March 20, 2017 (such filings by Reynolds, collectively, “Reynolds SEC filings”). To the extent holdings of Reynolds securities by such parties have changed since the amounts contained in the Reynolds SEC filings, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interest of such parties will also be included in the materials that BAT intends to file with the SEC in connection with the Proposed Transaction. These documents (if and when available) may be obtained free of charge from the SEC’s website http://www.sec.gov, or from BAT using the contact information above.

Non-solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

This communication should not be construed as, investment advice and is not intended to form the basis of any investment decision, nor does it form the basis of any contract for acquisition or investment in any member of the BAT group, financial promotion or any offer, invitation or recommendation in relation to any acquisition of, or investment in, any member of the BAT group.

News Release

Speech by Richard Burrows, Chairman, at the British American Tobacco p.l.c. 2017 Annual General Meeting

26 April 2017

Good morning ladies and gentlemen. Welcome to the 2017 British American Tobacco Annual General Meeting.

This is the eighth year that I have had the honour to chair our AGM and it is a pleasure to welcome you here today and to see so many familiar faces.

All of your directors are here today, apart from Dr Gerry Murphy who is unable to attend.

In my remarks in the Annual Report, I state that 2016 has been a “vintage” year and, I hope you will agree, the results speak for themselves.

In spite of challenging trading conditions persisting across a number of our Key Markets, including an ever-growing illicit segment, Group revenue was up by 6.9 per cent at constant rates of exchange, earnings per share grew by 10.4 per cent and adjusted profit from operations grew by 4.1 per cent.

You will be voting today on an increased dividend of 118.1p per share, which will take the total dividend for 2016 to 169.4p – an increase of ten per cent on 2015.

This reflects the strong confidence the Board has in our business and future prospects.

You will also note from this morning’s announcement that we will be moving to payment of quarterly dividends in 2018, providing shareholders with a more regular dividend payment throughout the year.

I would like to assure shareholders that they will be paid exactly the same amount as they would have been under our dividend policy with the old, twice yearly payment system.

In the combustible category, cigarette volume for the full year was up 0.2 per cent.

This was considerably better than the industry, which we estimate was down around three per cent for the year.

Overall market share in our Key Markets increased by 50 basis points, powered by the continuing momentum of our five Global Drive Brands: Dunhill, Kent, Lucky Strike, Pall Mall and Rothmans.

These brands have substantial international appeal, are highly recognisable and are continuing to deliver for adult consumers through innovations, quality and taste.

In 2016, they saw volume growth of an impressive 7.5 per cent and total market share growth of 100 basis points.

Our Global Drive Brands continue to play a key role in your Company’s growth strategy and now account for 49 per cent of Group cigarette volume, up from 32 per cent in 2011.

In 2016, we also made significant progress in the Next Generation Products category.

We are now one of the largest vapour businesses in the world outside of the US, with vapour products in ten markets worldwide.

We envisage doubling our market footprint in 2017 – to around 20 markets, in regions like Asia, EEMEA and the Americas – and aim to double this again in 2018.

In December 2016, we launched our Vype Pebble product in the UK and Italy, and opened our first flagship store in Milan. Early signs are very encouraging.

Our Tobacco Heating Product, glo, was also launched in December 2016, in the city of Sendai in Japan and we also launched in Switzerland earlier this month.

glo’s performance to date is exceeding expectations, gaining 6.5 per cent volume share in a leading convenience store chain in Sendai after only 18 weeks and is receiving excellent consumer feedback.

As I said last year, our ambition is to lead the Next Generation Products category worldwide and we are making progress in that endeavour.

Now, turning to current trading in 2017, what I can say today is that the business is performing very well and that trading is in line with our expectations.

As we said in February, the trading environment remains tough, with challenging conditions in a number of our Key Markets.

Much like last year, profit growth this year will be weighted towards the second half, but I am confident of another good year of constant currency earnings growth.

Within the context of ‘delivering today, investing in tomorrow’ – the title of our Annual Report – it is clear that we are delivering results for shareholders today.

As for the future, you will no doubt be aware that in January this year we agreed the terms of a recommended offer by your Company to acquire the remaining 57.8 per cent of Reynolds American it does not already own.

Having received antitrust clearance in the US and Japan, and subject to your approval at a forthcoming shareholders’ General Meeting, this combination of our two great companies will create the global industry leader with the growth, scale and quality to drive continued sustainable profit growth and returns to shareholders.

Having been shareholders in Reynolds American since 2004, this deal presents an opportunity to enhance your Company’s position in the global tobacco and Next Generation Products industry.

It will create an organisation with a balanced presence in emerging markets, like those in Africa, and developed markets, like those in Europe, combined with direct access to the attractive US market.

It will also provide a unique portfolio of brands and Next Generation Product capabilities that can be leveraged on a global scale.

The Board believes that this deal represents an excellent opportunity for shareholders of both companies – offering continued, sustainable profit growth and returns for shareholders in the enlarged Group long into the future.

Turning to the composition of your Company’s Board, I am delighted to welcome Dr Marion Helmes, who joined as a Non-Executive Director in August 2016.

Dr Helmes brings with her a wealth of international business skills and experience that includes recent senior executive roles at Celesio AG, the German healthcare and pharmaceutical company.

I would also like to thank Dr Gerry Murphy who will be standing down as a Non-Executive Director at the conclusion of this Annual General Meeting, having served eight years on the Board, and Christine Morin-Postel who retired on 6 December 2016, having served on the Board since 2007 and as Senior Independent Director since 2013.

Let me take this opportunity to thank them for their very valuable service over the years.

Following Christine’s retirement, Kieran Poynter became Senior Independent Director with effect from October 2016 and has taken over Christine’s role as Chair of the Audit Committee.

Finally, I would like to take this opportunity to say a special thank you to our Company Secretary, Nicky Snook, who will retire in July following ten years in the role.

Replacing Nicky will be Paul McCrory who was appointed as Company Secretary Designate with effect from the first of February 2017 and will become Company Secretary with effect from the first of May.

Ladies and gentlemen, before we move to the Resolutions, let me thank my fellow Directors on the Board, our Chief Executive, Nicandro Durante, and his management team, and colleagues around the world for their outstanding contribution to delivering a vintage set of results in 2016.

It is through their hard work and dedication that your Company is so well placed to continue to generate growth for shareholders in the exciting years ahead.

Forward looking statements

Certain statements in this communication regarding the proposed merger of Reynolds American and BAT (the “Proposed Transaction”), the expected timetable for completing the Proposed Transaction, the benefits and synergies of the Proposed Transaction, future opportunities for the combined company and any other statements regarding BAT’s, Reynolds American’s or the combined company’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 21E of the United States Securities Exchange Act of 1934. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual future financial condition, performance and results to differ materially from the plans, goals, expectations and results expressed in the forward-looking statements and other financial and/or statistical data within this communication. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are uncertainties related to the following: whether the conditions to the Proposed Transaction will be satisfied and the Proposed Transaction will be completed on the anticipated timeframe, or at all; the failure to realize contemplated synergies and other benefits from the Proposed Transaction; the incurrence of significant costs and the availability and cost of financing in connection with the Proposed Transaction; the effect of the announcement of the Proposed Transaction, and related uncertainties as to whether the Proposed Transaction will be completed, on BAT’s, Reynolds American’s or the combined company’s ability to retain customers, retain and hire key personnel and maintain relationships with suppliers and on their operating results and businesses generally; the ability to maintain credit ratings; changes in the tobacco industry and stock market trading conditions; changes or differences in domestic or international economic or political conditions; changes in tax laws and rates; the impact of adverse legislation and regulation; the ability to develop, produce or market new alternative products profitably; the ability to effectively implement strategic initiatives and actions taken to increase sales growth; the ability to enhance cash generation and pay dividends; adverse litigation and dispute outcomes; and changes in the market position, businesses, financial condition, results of operations or prospects of BAT, Reynolds American or the combined company.

Additional information concerning these and other factors can be found in Reynolds American’s filings with the U.S. Securities and Exchange Commission (“SEC”), including Reynolds American’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and BAT’s Annual Reports, which may be obtained free of charge from BAT’s website www.BAT.com. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof and BAT undertakes no obligation to update or revise publicly any forward-looking statements or other data or statements contained within this communication, whether as a result of new information, future events or otherwise.

No statement in this communication is intended to be a profit forecast and no statement in this communication should be interpreted to mean that earnings per share of BAT or Reynolds American for the current or future financial years would necessarily match or exceed the historical published earnings per share of BAT or Reynolds American, respectively.

Additional information and where to find it

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC in connection with the Proposed Transaction. Any solicitation will only be made through materials filed with the SEC. Nonetheless, this communication may be deemed to be solicitation material in respect of the Proposed Transaction by BAT.

BAT intends to file relevant materials with the SEC, including a registration statement on Form F-4 that will include a proxy statement of Reynolds American that also constitutes a prospectus of BAT. Investors and security holders are urged to read all relevant documents filed with the SEC (if and when they become available), including the proxy statement/prospectus, because they will contain important information about the Proposed Transaction. Investors and security holders will be able to obtain the documents (if and when available) free of charge at the SEC’s website, http://www.sec.gov, or for free from BAT at batir@bat.com / +44 (0) 20 7845 1000. Such documents are not currently available.

Participants in solicitation

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC in connection with the Proposed Transaction. Nonetheless, BAT, and its affiliates and each of their directors and executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the holders of Reynolds American common stock with respect to the Proposed Transaction. Information about such parties and a description of their interests are set forth in BAT’s 2015 Annual Report, which may be obtained free of charge from BAT’s website www.bat.com and the proxy statement for Reynolds American’s 2016 Annual Meeting of Stockholders, which was filed with the SEC on March 23, 2016, Reynolds American’s annual report for the year ended December 31, 2016, which was filed on Form 10-K with the SEC on February 9, 2017 and Reynolds American’s Form 10-K/A, which is to be filed with the SEC on or before May 1, 2017 (such filings by Reynolds American, collectively, “Reynolds SEC filings”). To the extent holdings of Reynolds American securities by such parties have changed since the amounts contained in the Reynolds SEC filings, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interest of such parties will also be included in the materials that BAT intends to file with the SEC in connection with the Proposed Transaction. These documents (if and when available) may be obtained free of charge from the SEC’s website http://www.sec.gov, or from BAT using the contact information above.

Non-solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

This communication should not be construed as investment advice and is not intended to form the basis of any investment decision, nor does it form the basis of any contract for acquisition or investment in any member of the BAT group, financial promotion or any offer, invitation or recommendation in relation to any acquisition of, or investment in, any member of the BAT group.

Enquiries

British American Tobacco Press Office
+44 (0) 20 7845 2888 (24 hours) | @BATPress

Investor Relations
Mike Nightingale / Rachael Brierley / Sabina Marshman
 +44 (0) 20 7845 1180 / 1519/ 1781